Exhibit (d)(2)

Rule 18f-3 Multiple Class Plan

Introduction

In accordance with Rule 18f-3 under the 1940 Act the Fund has adopted a Multiple Class Plan (the "Plan") that specifies the differences among each individual class of shares of the Fund and sets forth the separate arrangements for allocating expenses among each class of shares that may be issued under the Fund’s multiple class distribution structure. The Fund is a continuously offered, non-diversified, closed-end management investment company registered under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended. The Fund initially offered one class of shares: Class I Shares.

The Fund received an exemptive order from the SEC on May __, 2025, that permits the Fund and future affiliated funds to, among other things, issue an additional classes of shares designated as Class A Shares, and to impose asset-based shareholder servicing fees. The Fund will comply with the provisions of Rule 18f-3 under the Act as if it were an open-end investment company. The Plan is intended to conform to Rule 18f-3 and Rule 6c-10 under the 1940 Act and any inconsistencies shall be read to conform with such Rules. The Plan is maintained separately.

General

The Fund reserves the right to increase, decrease or waive any front-end sales charge (the "Load") and any contingent redemption charge ("CR") imposed on any existing or future classes of shares within the ranges permissible under applicable rules and regulations of the SEC and FINRA as such rules and regulations may be amended, modified or adopted from time to time. The Fund may in the future alter the terms of existing classes or create new classes and may increase or waive shareholder fees with respect to any and all shareholders in each class, in each case in compliance with applicable rules and regulations of the SEC and FINRA.

Allocation of Income and Class Expenses

Each class of shares shall have the same rights, preferences, voting powers, restrictions and limitations, except as follows:

•	expenses related to the distribution of a class of shares or to the services provided to shareholders of a class of shares shall be borne solely by such class;

•	the following exptenses attributable to the shares of a particular class will be borne solely by the class to which they are attributable:

o	asset-based distribution, account maintenance and shareholder service fees;

o	extraordinary non-recurring expenses including litigation and other legal expenses relating to a particular class; and

o	such other expenses as the Trustees determine were incurred by a specific class and are appropriately paid by that class.

•	income realized and unrealized capital gains and losses, and expenses that are not allocated to a specific class, shall be allocated to each class of the Fund on the basis of the net asset value of that class in relation to the net asset value of the Fund.

Investment advisory fees, custodial fees, and other expenses relating to the management of the Fund's assets shall not be allocated on a class-specific basis, but rather based upon relative net assets.

Class Arrangements

The features and expenses of each share class are described in further detail in the Fund's Prospectus. The Prospectus for each share class contains, among other things, information regarding the following items for each share class:

•	If any sales charge, the Maximum Sales Charge

•	If any redemption fees, the Contingent Early Redemption Charges

•	Any Rule 12b-1 Fees

•	Any Shareholder Services Fee

•	Any Exchange Privileges

•	Maximum Annual Shareholder Account Fee

•	Minimum Initial Investment (which may be waived at the discretion of the Fund)

•	Minimum Account Size (which may be waived at the discretion of the Fund)

Fund counsel in conjunction with the Fund Administrator, is responsible for ensuring that the Fund’s registration statement clearly explains the differences between the classes in terms of expenses and sales arrangements and provides separate fee table information for each class.

Net Asset Value

All expenses incurred by the Fund will continue to be allocated among the various classes of shares based upon the net assets of the Fund attributable to each class. Consequently, the net income of, and the dividends payable with respect to, each particular class would generally differ from the net income of, and the dividends payable with respect to, the other classes of shares of the Fund. Therefore, the net asset value per share of the classes will differ at times.

Board Review

Prior to issuing shares of a new class, the Board must adopt a written plan (or amend the Fund’s existing plan). The plan (or amendment) shall set forth the following information:

•	a different arrangement for each share class for shareholder services and/or distribution and providing that each share class pay all of the expenses of that arrangement;

•	exclusive voting rights on any matter submitted to shareholders of each class that relates solely to such class’s shareholder services/distribution arrangement;

•	separate voting rights on any matter submitted to shareholders of each class in which the interests of one class differ from the interests of any other class;

•	the method by which the class’s income, capital gains and losses, and other expenses, including Fund-wide expenses, are allocated; and

•	any exchange privilege or conversion feature of the class.

The Board of Trustees of the Fund shall review the Plan as frequently as it deems necessary. Prior to any material amendment(s) to the Plan, the Fund’s Board of Trustees, including a majority of the Trustees that are not "interested persons" of the Fund, as defined in the Act, shall find that the Plan, as proposed to be amended (including any proposed amendments to the method of allocating class and/or Fund expenses), is in the best interest of each class of shares of the Fund individually and the Fund as a whole. In considering whether to approve any proposed amendment(s) to the Plan, the Trustees shall request and evaluate such information as they consider reasonably necessary to evaluate the proposed amendment(s) to the Plan.